Ms Cecilia Blye, Chief, Office of Global Security Risk United States Securities and Exchange Commission Washington, D.C. 20549	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

Amsterdam, 23 April 2013

Dear Ms Blye,

RBS Holdings N.V.
Form 20-F for the fiscal year ended December 31, 2012, Filed March 28, 2013
File No. 1-14624

Thank you for your letter of 18 April 2013.

We are carefully considering your comments and expect to be able to provide you with our response by the end of May 2013.

Yours sincerely,

/s/ Pieter van der Harst

Pieter van der Harst
Chief Financial Officer